Filer: Journal Communications, Inc.
                                           Filer: Journal Employees' Stock Trust
                                                      Filer: The Journal Company

                       Pursuant To Rule 425 under the Securities Act of 1933 and
                          deemed filed pursuant to Rules 13e-4(c), 14a-12(b) and
                              14d-2(b) under the Securities Exchange Act of 1934

                                   Subject Company: Journal Communications, Inc.
                                                  Journal Employees' Stock Trust
                                                    The Journal Company Reg. No.
                                                                    (333-105209)

                                                                   July 29, 2003


                         UNITHOLDER PRESENTATION: SCRIPT

     Welcome, and thanks very much for coming here today. In May, I reported to you on the results of our comprehensive analysis of the critically important permanent capital project. As you also know, on May 14 we filed registration statements with the SEC. Those registration statements provided for a number of things, including a unitholder proxy vote on our plan, a subsequent initial public offering of Class A common shares and a tender offer.


The tender offer will provide an important opportunity for our unitholders to reduce personal debt taken on to purchase units in our company.

The process to date has gone well, and we are very pleased with the pace of the developments.

The basic plan that was embodied in our registration statements is unchanged, but there have been several key developments that we want to talk with you about.

So here's what I would like to discuss with you:
The benefits of permanent capital.
A review of the IPO, or initial public offering, and the tender offer structure. New developments since May 14th, when we filed with the SEC.
The family agreement.
Employee-ownership going forward.
Next steps for unitholders.
And then we'll have some time for questions and answers.
____________________________________

The path we are traveling is not uncommon. A number of the best-known, well-established diversified media companies have pursued similar paths and gone public using a structure that includes public shares that are distinct from employee shares, similar to the plan that we have proposed.

Aramark and UPS, each of which proudly point to a strong culture of employee-ownership, were, like us, private and employee-owned for years before their successful IPOs. Their employee-ownership culture continues today.

These companies have achieved many of the goals that we have set forth for ourselves in this transaction. They have achieved greater financial flexibility to pursue growth opportunities, and gained access to a range of new sources of capital, thereby enhancing their businesses and their reputation.
____________________________________

Let's review the fundamental rationale for permanent capital.
We remain convinced that the plan we have filed with the SEC is the best possible alternative for Journal Communications because it:

o Provides Journal Communications with greater financial flexibility to pursue future growth opportunities

o    Improves our ability to access a range of new sources of capital

o    Preserves our heritage of independence and employee-ownership

o    Enables the company to compete more effectively in our marketplaces

o Helps us grow the company's businesses and capitalize on new business opportunities

o    Enhances our ability to achieve our strategic vision

You've heard us talk about that vision. We will continue our growth as a diversified media and communications company focused on developing differentiated products in our markets and maintaining our employee-ownership culture of integrity and responsibility.

____________________________________

In addition to the benefits for the company, the plan offers very powerful benefits for our unitholders, including the following:

o    Preserves and grows the vitality of our business

o    Positions us to maximize long-term shareholder value

o    Creates an open market for sale and / or purchase of shares

o Eliminates mandatory offer-to-sell requirements for retirees and former employees

o    Protects our heritage of independence and employee-ownership

o Enables employees to significantly reduce and, over time, eliminate their Stock Plan debt

____________________________________

This last point is exceptionally important, in my view, for these reasons:

o As a group, we are reaching the limits of prudent debt exposure under the JESTA loan program. There is more than $430 million dollars of unitholder debt today, and there is a risk of rising interest rates.

o There will be reduced ability to support Stock Plan debt going forward. As I will discuss in more detail in a few minutes, our dividend policy is changing. And our stock price is subject to volatility once the Class A shares are publicly traded.

That is why our plan is carefully structured to enable unitholders to significantly reduce and, over time, eliminate Stock Plan debt, while continuing to hold a significant investment in the company.

____________________________________

As you recall, we made our initial filings with the Securities and Exchange Commission on May 14th. The SEC customary review process extended through June and most of July. The SEC review process was completed July 28th, enabling us to mail to you the joint proxy statement and prospectus on that date. Proxy cards were included in the mailing to eligible unitholders, and as soon as those are received you will be able to vote.

The joint special meeting of shareholders of Journal Communications and unitholders of JESTA will be held on September 3rd at our offices on 4th and State in downtown Milwaukee.

If our plan is approved, that will be followed by the initial public offering and then the tender offer.

____________________________________

Our plan consists of an initial public offering followed by a tender offer. We selected the structure of the offering based on a number of factors, many of which are directly related to Journal Communications status as an employee-owned company. Like UPS and Aramark, both of which also have a high percentage of employee-ownership and a large number of employees, this structure allows us to raise capital in an efficient manner, and then use it in the tender offer to help our employees gain liquidity for their holdings and reduce their Stock Plan debt.

Our plan is for a total expenditure for the tender equal to about $350 million. Our intention, as noted in the registration statement, is to purchase about 33% of each unitholder's shares, with a possible increase up to a maximum of 50%.

____________________________________

We anticipate that the tender offer price will be at or above the initial public offering price of the class A shares. The likely price is the IPO price. However, we will determine the tender offer price, which may be at, above or below the market price of the class A shares, at the time of the tender offer.

The net effect of the IPO and the tender will be similar to unitholders selling shares directly to public investors.

____________________________________

The tender offer provides numerous benefits for unitholders. The company will pay all of the IPO and tender costs. This is a one-time opportunity for you to sell a portion of your holdings without any fees or commissions. This is an important opportunity for us as unitholders. If a unitholder does not take the opportunity to sell in the tender, he or she will not have an opportunity to sell in the public market until the expiration of the restriction, or the lock-up, periods.

As you know, initially there will be restrictions on when you can convert your Class B shares into Class A shares in order to sell them to the public. Those restriction periods are 360 days for Class B-1 shares and 540 days for Class B-2 shares.

____________________________________

The senior management team believes that a successful tender is essential to achieving our company's financial objectives and long-term goals. The senior management team will be tendering as well, to reduce our debt. For Doug Kiel and me, both of us plan to participate in the tender offer at a level to allow us to significantly reduce our JESTA debt.

A successful tender will allow our unitholders to reduce their Stock Plan debt. Also, if the tender offer is fully subscribed, there will be fewer shares outstanding.

A successful tender also will enable us to move forward with an updated capital structure, and will position us to maximize shareholder value while maintaining our heritage of independence and employee-ownership.

____________________________________

Let's expand a little on the implications of going public for unitholders. After the transaction, you will be holding Class B common stock, which you will receive in exchange for your JESTA units. After the split, you will have three times as many shares as JESTA units you now own. Subject to a lock-up period and the requirement that you first offer your shares for sale in the B market, you will be able to sell your shares in the public market.

And all employees who join a Journal Communications company are immediately eligible to buy in the B market. And you can buy any time you want, assuming there are sellers in the B market.

____________________________________

 As you know, for the past several years, the company has voluntarily purchased units offered for sale, but stopped doing so in October of last year. This transaction will provide you with an ongoing source of liquidity without the company having to use its funds to make a market for your units. The company is then free to use its funds to grow the business for the benefit of all of us.

The shares that you will receive in exchange for your units will have 10 votes each. The A shares that will be sold in the public market will each only have one vote per share. After the tender, assuming that it is fully subscribed, we expect the employees, retirees and former employee unitholders to have 86% to 87% voting control in the company.

____________________________________

Under the JESTA system, employees had to wait before making their first purchase of units, and then had to wait for our rotation system to reach their company for an additional purchase. After the IPO, all employees immediately are eligible to buy in the B market, and can buy any time they want. Of course, we all need to understand that the price of our shares in the company after going public will be determined by the public market.

The mandatory offer to sell provisions of JESTA that impact retirees and other ex-employees will not continue under the plan. During their lifetime, they will be allowed to maintain their Class B holdings after leaving the company. And former employees and retirees would be able to vote their shares directly, instead of having them voted by the trustees of JESTA.

____________________________________

What is new? Now that we have completed the SEC review process, and mailed a final proxy statement and prospectus to each unitholder, I want to review with you important information that has been added. This includes:

o    The date for the unitholder proxy vote is set for September 3rd.

o The shares that you will receive in exchange for your units will split three to one.

o The company plans to pay a special dividend of 60 cents per unit, to be paid to unitholders who do not perfect dissenter's rights.

o    The dividend policy going forward.

o    The timing of the preliminary public offering price range.

____________________________________

We'll talk about each of these now. September 3rd is set for the unitholder vote on all elements of our plan, including the share exchange and the amendment and termination of JESTA. Proxy cards have been mailed to all eligible unitholders together with the joint proxy statement and prospectus. If you have not received your copy in the mail as yet, you will shortly. And we have some extra copies with us here today. I strongly encourage you to read it.

Unitholders who are eligible to vote can vote anytime you wish. And we've made it easy for you to do so, by offering you the options of voting by phone or Internet, as well as by mail. (For those of you work at the Milwaukee Journal Sentinel, or at the Journal Broadcast Group on East Capitol Drive, we also will offer workplace drop-off points. Watch for e-mail and postings describing the locations of the boxes.)

____________________________________

There are detailed instructions on the proxy card, to make it easy for the eligible unitholders to vote. It's very important to point out that you MUST VOTE - by mail, phone or Internet ... however you choose ... but at least 66 and two-thirds percent of active units must be voted in favor of the amendment and termination of JESTA, and without that the plan cannot go forward.

Not voting is the same as voting against the plan. I urge you to carefully review the joint proxy statement and prospectus and cast your vote for the plan and all of its elements. Doug Kiel and I have already voted, and the Grant family shares have been voted.


____________________________________

o In the share exchange, your units of beneficial interest in the Journal Employees' Stock Trust will be converted to Class B shares. There will be a 3 for 1 stock split, so that you will own three shares for every JESTA unit you currently own.

o Each of those shares will have 10 votes per share. This is the foundation for maintaining our heritage of independence and employee-ownership for future generations of employees.

____________________________________

o The company plans to pay a special dividend of 60 cents per share, based on your units today, to all unitholders who do not perfect dissenters' rights. Adjusted for the split, that is 20 cents per share.

o The first payment of 45 cents per share, before the split, will be paid directly to you about five to ten business days after the initial public offering.

o While it will be great to receive this special dividend, we hope you'll think carefully about using that money to reduce your Stock Plan debt, or save it for future interest payments.

____________________________________

o The second payment of the special divided will be 15 cents per share, pre-split, and will be paid in December at the same time as the normal quarterly dividend.

o Remember that in December, the plan is for the regular quarterly dividend to be less, and, without the special dividend payment, many of you could be short of the amount needed to make your interest payment, since it will take some time after the IPO to complete the tender offer.

o We do want to be clear that there will be no special dividend if the permanent capital plan is not completed.

____________________________________

For almost two years, we have been paying a dividend of 30 cents per quarter, or $1.20 on an annual basis. The annual dividend paid after the IPO is anticipated to initially be set at 78 cents per share on a pre-split basis. After the split, that would be 26 cents per share annually, or 6 and one-half cents per quarter.

____________________________________

This will enable the vast majority of unitholders to cover the interest expense on their Stock Plan debt after the tender offer, assuming a fully subscribed tender, at current interest rates.

We also expect this dividend to be attractive to new, public investors, as it will place Journal Communications at the high end of comparable, publicly traded companies' dividend yields.

Although in the past our board of directors has taken into account interest rates when setting our quarterly dividend, there is no plan going forward for dividends to follow changes in interest rates.

____________________________________

So, what about the preliminary IPO price range? Our current expectation is that about two weeks before the special meeting on the unitholder vote, we will receive an indication from our lead underwriters -- Morgan Stanley and Robert W. Baird -- regarding the price that they expect the shares will command in the marketplace.

That preliminary IPO price range will be indicative of the price the shares will command in the marketplace, based on our underwriters' analysis of comparable companies, as well as market conditions. This information is a key indication of value, but in no way represents a definitive offer by the underwriters to purchase the shares at these prices.

The pricing of the shares will follow the unitholder vote, now scheduled for September 3rd, and also will come after a two week marketing period, known as an investor "roadshow," during which the merits of the offering will be discussed with potential investors. At the end of this process, and assuming a satisfactory outcome, we will enter into a formal underwriting agreement with the underwriters.

At that point, pricing of the shares will be finalized as outlined in the proxy and prospectus.

____________________________________

Once the IPO is closed, we will then commence a tender offer for the "B" shares held by our employees at a price that we expect to be equal to the IPO price. The tender offer will be open for 20 business days. In the weeks ahead, assuming the permanent capital proposal is approved and the IPO is successful, we expect to file tender offer documents describing the offer with the SEC and provide them to all of the company's unitholders.

____________________________________

[Revised valuation language for use after the range is filed: We have made a filing with the SEC that shows -- for the first time -- the preliminary IPO price range that our underwriters have advised us is indicative of the price the shares will command in the marketplace based on their analysis of comparable companies, as well as market conditions. This information is a key indication of value, but in no way represents a definitive offer by the underwriters to purchase the shares at these prices.]

____________________________________

When we receive this indication from our lead underwriters of the preliminary IPO price range, we will make that information available to you as quickly as possible.

Look for a special e-mail message at work. For those of you who don't have access to e-mail, you can call the Journal Communications Info Line at 800-388-2291 and hear a message that contains the information.

We'll also fax it to each of our locations for posting, and, of course, we will file this information with the SEC, so you can access it at their Web site: www.sec.gov

____________________________________

Now let's talk about the Grant family agreement. The Grant family shares have been voted in favor of all aspects of our plan. They will surrender valuable rights under JESTA, including the right to veto changes in JESTA or the termination of JESTA. And they will give up the right to purchase units at the option price in the event of a proposed sale of Journal Communications stock.

Obviously, this agreement with the Grant family has been carefully reviewed by the Board and the JESTA trustees.

In addition, the trustees of JESTA have received a fairness opinion from their independent financial adviser.

____________________________________

In exchange for these concessions, the Grant family will receive:

o    10% additional shares to their current number of shares.

o Right to exchange "B" shares for a special class of "C" shares, which have dividend preference designed to maintain the family's current income. Their Class C shares will automatically convert in 15 years, and the company can redeem those shares at a predetermined price if the family does not convert them. The Class C shares will have two votes per share.

o The family will have the right to nominate one or two directors, depending on the size of the board.

Another development is that the Grant family has decided, based on estate planning and diversification considerations, to sell a small portion of its holdings in the IPO, should the plan be approved by our unitholders.

This change is solely related to estate planning and diversification. It has no other implications regarding the family's desire to continue to hold a substantial investment in Journal Communications.

____________________________________

We expect to maintain our employee-ownership culture. With the structure that we are proposing, if we all work to keep building our culture and heritage, employee-ownership at Journal Communications can thrive and last long into the future.

Before the tender offer, our employee-owners will hold about 90 to 91% voting power. And with the B shares, each holder will have 10 votes per share, compared with the public A shares, with one vote per share. Our expectation is that, after the tender, and assuming that it is fully subscribed, our employee-owners will hold about 86 to 87% voting control.

____________________________________

We will have multiple structures established to preserve our employee-ownership into the future. In the market for our Class B shares, all active employees will be immediately eligible to buy shares, and can buy whenever they wish. Our current unitholders will be able to offer to sell their Class B shares at any time to eligible purchasers.

After the initial "lock-up," or public sale restriction period, Class B shares also can be sold by converting them into Class A shares and selling them in the public market, provided that those shares were first offered for sale in the B market. At the end of this meeting, we'll have a handout that provides an overview of how the B market will work. We also have copies of the joint proxy statement and prospectus available to you today. You will be receiving one in the mail.

____________________________________

If the employee stock purchase plan is approved, this plan will be open to all employees immediately. The plan will allow an employee to purchase Class B shares at a to-be-established discount to the then current fair market value.

We anticipate that if the equity incentive plan is approved, stock options or other stock-based performance incentive awards will be granted to some employees on an annual basis. This will help to ensure that we truly remain a performance-based company. Our goal always is to make our overall compensation package market competitive, for our executives and for all employees. The equity incentive plan is to be overseen by the Compensation Committee of the Journal Communications board of directors.

____________________________________

But, let me emphasize that the permanent capital plan is not contingent on approval of the equity incentive plan. It's a useful tool, but not the reason for moving forward with permanent capital.

We're all part of this together. The structure can be put in place, and then it's up to all of us to make it work - to sustain employee-ownership. It's in our hands.

____________________________________

If you have not already received the joint proxy statement and prospectus, you will very soon. It's important that you review this information, ask questions and express your views to us and to the JESTA trustees.

Then it's time for those of you who are eligible to cast your vote. I and the other senior managers of the company, along with the board of directors and the trustees urge you to vote in favor of all aspects of this plan.

You can vote by telephone, Internet or mail. The proxy card details the specifics of how you go about voting. (If you work at Journal Sentinel or at the Journal Broadcast Group on East Capitol Drive, we also will provide workplace drop-off points.)

____________________________________

I told you that I already have voted, and I urge you to vote early. There is a deadline, of course. The meeting is on September 3rd, and if you are going to vote by phone or Internet, in order to make certain your votes are counted, Wachovia Bank, which is handling this proxy for us, requires that you complete your phone or Internet vote by 5:00 p.m. Eastern Time on the second of September.

____________________________________

I hope that this message is very clear to each of you who are eligible to vote. Failure to vote is counted as a vote against the plan. Please make sure that you vote.

Remember that to approve the amendment and termination of JESTA, which will allow us to go forward with our plan, we need at least 66 and two-thirds percent of the active units voted in favor of it.

Don't forget to vote, and please don't abstain.

____________________________________

Let me note that if the required approvals are not obtained: o The permanent capital plan will not be implemented.

o    The Stock Plan will remain in place, but with significant changes.

o The company will need to make difficult trade-offs between funding growth, paying dividends and supporting the JESTA market

o The company will not be a buyer or seller of JESTA units at any significant level.

____________________________________

o The Stock Plan financial institutions will likely reach their lending capacity limit.

o We expect that individual underwriting is likely by JESTA lenders. That means that your credit will be evaluated individually.

o Liquidity for unitholders will depend on demand from other active employees.

o    Reduced liquidity can affect value.

o    And other capitalization alternatives will need to be considered.

____________________________________

I am here today both in my capacity as the CEO and as a board member of Journal Communications to tell you why I think every eligible unitholder should vote for all aspects of this important plan. I think it bears repeating that senior management, the board and the trustees of JESTA all have given their view that the proposals are in the best interests of unitholders and provide us with a platform from which we can continue to grow the company and remain competitive in an increasingly complex marketplace.

With this plan, we can preserve our heritage of employee-ownership and maintain a vibrant employee-ownership plan. Our unitholders can reduce their Stock Plan debt and thereby reduce the risk of rising interest rates on their personal JESTA loans. And this plan will give our unitholders an open market for buying or selling shares in the company.

____________________________________

It's our vision that we will go forward as an independent company, and one with a strong employee-ownership culture and the shared values that have been central to our success for more than a century. Without the approval of 66 and two-thirds of all active units to amend and terminate JESTA, this plan cannot proceed. A two-third vote also is required for the share exchange, with the trustees voting the units held by retirees and former employees in that step. And a majority of the shares that are voted are required to approve the equity incentive plan and the employee stock purchase plan. I enthusiastically endorse this plan, and I ask you to vote for all of the proposals.

I will now take your questions.


                                    ********


                         UNITHOLDER PRESENTATION: SLIDES

                             Journal Communications:
                      A Culture and Tradition of Excellence

[Logo:  Milwaukee Journal Sentinel]

[Logo:  Norlight's Network Guardians]

[Logo:  Journal Broadcast Group]

[Logo:  Add Inc.]

[Logo:  Northstar Print Group]

[Logo:  ipc Print Services]

[Logo:  Prime Net Marketing Services]

____________________________________

Journal Communications:  an employee-owned company

Permanent Capital: Our Plan for the Future

Today's agenda

o    Benefits of permanent capital

o    Review of IPO and tender structure

o    New developments since May 14

o    Family agreement

o    Employee-ownership going forward

o    Next steps for unitholders

o    Questions and answers

____________________________________

Permanent Capital:  The Path to Continued Growth and Success

[Logo:  Aramark]

[Logo:  Cox Radio, Inc.]

[Logo:  UPS]

[Logo:  The E.W. Scripps Company]

[Logo:  Belo]

____________________________________

Permanent Capital Benefits for Company

o Provides greater financial flexibility to pursue future growth opportunities

o    Improves access to new sources of capital

o    Preserves our heritage of independence and employee-ownership

o    Enables us to compete more effectively

o    Helps us grow our businesses and capitalize on new business opportunities

              Enhances our ability to achieve our strategic vision

____________________________________

Permanent Capital Benefits for Unitholders

o    Preserves and grows the vitality of our business

o    Positions us to maximize long-term shareholder value

o    Creates open market for sale/purchase of shares

o    Eliminates mandatory offer-to-sell requirements

o    Protects our heritage of independence and employee-ownership

o Enables employees to significantly reduce and, over time, eliminate their Stock Plan debt

____________________________________

Importance of Reducing Stock Plan Debt

o As a group, we are reaching the limits of prudent debt exposure under the JESTA loan program

     o    More than $430 million of unitholder debt today

o    Reduced ability to support Stock Plan debt

     o    Changing dividend policy

     o    Risk of rising interest rates

     o    Stock price volatility

      Plan is carefully structured to enable unitholders to significantly reduce and, over time, eliminate Stock Plan debt

____________________________________

Review of IPO and Tender Structure

-----------------------    -----------------------------------------------------
                           Key Dates
-----------------------    -----------------------------------------------------
May 14                     Preliminary documents filed with SEC
-----------------------    -----------------------------------------------------
July 28                    SEC review completed
-----------------------    -----------------------------------------------------
August 19                  Preliminary IPO filing range announced
-----------------------    -----------------------------------------------------
September 3                Joint special meeting/unitholder vote
-----------------------    -----------------------------------------------------
September 3                Trustees vote
-----------------------    -----------------------------------------------------
Late September             IPO pricing
-----------------------    -----------------------------------------------------
Thereafter                 Tender offer commenced/open for 20 business days
-----------------------    -----------------------------------------------------

____________________________________

Initial Public Offering Structure

o    IPO followed by tender offer

     o Company sells new shares; proceeds and additional debt used to fund tender offer

     o Unitholders have opportunity to sell about 33% of shares; possible increase up to a maximum of 50%

          o    About $350 million limitation on use of company funds

     o Price for shares tendered expected to be at or above IPO price - IPO price likely

      Net effect of tender offer is similar to unitholders selling their shares directly to public investors

____________________________________

Tender Offer Benefits to Unitholders

o    Company pays all IPO and tender costs

o    You can sell without fees or commissions

o Only opportunity to sell to company or into the public market between October 2002 and lock-up expiration

o    Employee portfolio diversification opportunity

o Fully subscribed tender offer will reduce total number of shares outstanding

                 Unitholders are strongly encouraged to use this
                  opportunity to reduce their Stock Plan debt.

____________________________________

Units vs. Class B Shares:  Comparison of Key Provisions

-----------------------   -----------------------------------   --------------------------------
                                          JESTA                               Post IPO
-----------------------   -----------------------------------   --------------------------------
Security                  Units                                 Class B Shares
-----------------------   -----------------------------------   --------------------------------
Liquidity                 Private Market                        B market/Public market
-----------------------   -----------------------------------   --------------------------------
Voting                    1 Vote (only active employees vote)   10 votes (All shareholders vote)
-----------------------   -----------------------------------   --------------------------------
Employee voting control   90% through trust                     86% - 87%*
-----------------------   -----------------------------------   --------------------------------
Eligibility to buy        Waiting period/rotation system        Immediate/continuous
-----------------------   -----------------------------------   --------------------------------
Restrictions              Must offer to sell if option event    Initial lock-up period (12/18
                                                                months); offer in B Market
-----------------------   -----------------------------------   --------------------------------

*  Post tender, assuming fully subscribed tender

____________________________________

New Developments Since May 14

o    Unitholder proxy vote set for Sept. 3rd

o    Share exchange ratio (3:1)

o    Special dividend of $0.60 / unit ($0.20 / share)

o    Dividend policy going forward

o    Timing of preliminary public offering price range

____________________________________

Unitholder Proxy Vote - Your Vote is Critical

o    Joint special meeting set for Sept. 3rd

o    Preliminary initial public offering price range announced on Aug. 19th

o    Ways to vote:

     o    Telephone (866-580-7647)

     o    Internet (https://www.proxyvotenow.com/jrn)

     o    Mail

                    If you don't vote, you're voting against the recommended permanent capital plan.

____________________________________

Share Exchange Ratio

o Class B common stock will be exchanged for JESTA units at a 3:1 ratio at time of share exchange

o Class B common stock will have 10 votes per share (versus Class A common stock with 1 vote per share)

____________________________________

Special Dividend

o $0.60 per unit ($0.20 per share) one-time dividend for those who do not perfect dissenters' rights

o First payment: $0.45 per unit paid to you about 5 - 10 business days after IPO

     o    Paid directly to unitholders, not to their JESTA financial institution

     o Unitholders encouraged to use this first payment to reduce their Stock Plan debt or save it for future interest payments

o Second payment: $0.15 per unit paid in December at same time as normal quarterly dividend

     o    Paid to your JESTA lender if shares are pledged

o Special dividend will not be paid if permanent capital plan is not completed

____________________________________

Dividend Policy Going Forward

o The annual dividend paid after the IPO is anticipated to initially be set at $0.78 per share on a pre-split basis.

o Enables vast majority of unitholders to cover interest on their Stock Plan debt post-tender, assuming fully subscribed tender

o    Expected to be attractive to new, public investors

o Places Journal Communications at high end of comparable, publicly traded companies' dividend yields

o    Dividends will not follow changes in interest rates

____________________________________

Determination of Preliminary IPO Price Range

o Preliminary IPO price range determined by underwriters and the company prior to unitholder vote

     o    Indicative only

     o    Expected to be higher than the current unit option price

o    Final pricing following investor roadshow

     o Will depend on market conditions and investor perception of the company

____________________________________

Timing

o    IPO - Expected in late September

o    Tender - Launched immediately thereafter and open for 20 business days

____________________________________

Where To Find Preliminary IPO Price Range

o    Beginning August 19th, unitholders may:

     o    Call the Journal Communications Info Line (800-388-2291)

     o    Watch for e-mail and fax in the workplace

     o    Look on the SEC Web site (www.sec.gov under "Journal Co")

____________________________________

Agreement with Grant Family

o    Grant family approval was necessary for the plan to move forward

o Agreement reached for the family to approve the transaction and to give up various JESTA rights, including:

     o    The right to veto changes in JESTA or the termination of JESTA

     o The right to purchase units at the option price in the event of proposed sale of Journal Communications stock

o    Grant family shares voted in favor of plan

o JESTA trustees have received a fairness opinion from their independent financial adviser

o The family has approved the permanent capital plan and will give up various JESTA rights. In exchange the family will:

     o    Receive 10% additional shares to their current number of shares

     o    Exchange some of their Class B shares for Class C shares that have:

          o Dividend preference designed to maintain the family's current income

          o    Requirement that they automatically convert in 15 years

          o Requirement that company can redeem at a predetermined price if family does not convert

          o    2 votes per share

     o Receive a right to nominate 1 or 2 directors, depending on size of board

____________________________________

Employee-Ownership Going Forward

Multiple structures established to preserve employee-ownership in future

o    Entrepreneurial employee-ownership culture

     o    It's up to all of us to keep building it

o    Voting control

     o    Before the tender, employee-owners hold about 90% - 91% voting control

     o After the tender, employee-owners will hold about 86% - 87% voting control (assuming fully subscribed tender)

o    B market

     o    All active employees immediately eligible to buy shares

     o    Buy whenever you choose

     o    When B holders sell, must first offer to other employees

o    Employee Stock Purchase Plan for B shares

     o    At a discount to fair market value

     o    All active employees immediately eligible

o    Equity Incentive Plan in B shares

     o    Overseen by Compensation Committee of Board

     o    Will drive performance-based culture

                    It's in our hands: Structures in place to
                     allow us to sustain employee-ownership

____________________________________

Next Steps for Unitholders

o    Final proxy and prospectus mailed to you for your review

o    Ask questions and express your views to company management

o    Express your views to JESTA trustees

o    Eligible unitholders decide how to vote

o    Eligible unitholders cast your vote by: -- Telephone -- Internet -- Mail

o    Telephone or Internet voting deadline:  5 p.m. Eastern Time Sept. 2

o    Proxy by mail must be received before meeting

          Failure to vote is a vote against the permanent capital plan

____________________________________

If Plan Is Not Approved

o    Permanent capital plan will not be implemented

o    Stock Plan will remain in place, but with significant changes

o Company will need to make difficult trade-offs between funding growth, paying dividends and supporting JESTA market

     o Company will not be a buyer or seller of JESTA units at any significant level

     o    Stock Plan banks likely will reach their lending capacity limit

     o    Individual underwriting likely by JESTA lenders

     o Liquidity for unitholders will depend on demand from other active employees; reduced liquidity can affect value

o    Other capitalization alternatives will be considered

____________________________________

Plan Helps Company and Employees Meet Goals

o Company grows as an independent, diversified media and communications enterprise

o    Maintains vibrant employee-ownership plan

o    Provides resources to grow our business and make strategic acquisitions

o    Enables unitholders to reduce their Stock Plan debt

o    Reduces the risk of rising interest rates on personal JESTA loans

o    Creates an open market for unitholders to buy or sell shares as they wish

____________________________________

Recommendation:  Vote For the Permanent Capital Plan

o Management, the board and the JESTA trustees all recommend you vote in favor of the:

     o    Share exchange

     o    Amendment and termination of JESTA

     o    2003 Equity Incentive Plan

     o    2003 Employee Stock Purchase Plan

o    Change is needed to position us for a successful future

o Management and the board have presented a plan that is in the best interests of the company and its unitholders

o Unitholders now hold the key to turning our permanent capital plan into reality

                   We urge you to vote for permanent capital.

____________________________________

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "Journal Co". As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA are and will be set forth in appropriate filings that have been and will be made with the SEC, including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

____________________________________

Journal Communications, Inc. Journal Employees' Stock Trust

Journal Communications, Inc.'s Board of Directors and the Trustees of the Journal Employees' Stock Trust recommend that you vote "FOR" proposals 1, 2, 3 and 4.

1. Proposal to approve the Agreement and Plan of Share Exchange, dated as of June 26, 2003, by and between Journal Communications, Inc. and the Journal
     Company:

                |X|  FOR          |_|  AGAINST          |_|  ABSTAIN

2. Proposal to approve the amendment and termination of the Journal Employees' Stock Trust (or JESTA):

                |X|  FOR          |_|  AGAINST          |_|  ABSTAIN

3.   Proposal to approve The Journal Company 2003 Equity Incentive Plan:

                |X| FOR           |_|  AGAINST          |_|  ABSTAIN

4.   Proposal to approve The Journal Company 2003 Employee Stock Purchase Plan:

                |X|  FOR          |_|  AGAINST          |_|  ABSTAIN

5. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Joint Special Meeting or any adjournment or postponement thereof.

Date:  August __, 2003

                                     Signature:  _______________________________


                  PLEASE SIGN NAME EXACTLY AS IT APPEARS ABOVE.

                                     *******

                       OVERVIEW: MARKET FOR CLASS B SHARES

     The following questions and answers are intended to help unitholders of Journal Communications, Inc. better understand the "B market" for the purchase, sale and conversion of the class B shares they will receive in the share exchange. The questions and answers have been stated in a conversational format: the questions are stated as if asked directly by a unitholder with a Journal representative responding.

Q1.  Can I sell my class B shares?

     A: Yes, you can offer to sell your class B shares at any time to eligible purchasers in the "B market." In order to offer your shares for sale, you must first submit a form called a "voluntary transfer/conversion notice" to our transfer agent, Wachovia. Wachovia will then try to "match" your offer with a purchase order submitted by an eligible purchaser.

     After the initial "lock-up" or applicable public sale restriction period, you can also sell your class B shares by converting them into class A shares and selling them in the public market, provided that you first offer those shares for sale in the B market. Your class B shares will be divided into two classes - class B-1 shares and class B-2 shares, which are identical except for the restriction period on when you can convert them to class A shares. To convert your class B-1 shares, you must wait until after 360 days following our initial public offering. To convert your class B-2 shares, you must wait until after 540 days following our initial public offering. Each class B share can, after the applicable public sale restriction period, be converted into one class A share.

     Again, you must first offer your shares for sale to eligible purchasers in the B market before they can be converted. If a sale does not occur within three business days after the transfer agent receives your voluntary transfer/conversion notice, then, assuming the applicable public sale restriction period has expired, your class B shares will be converted into class A shares on a one-for-one basis if you so elect.

Q2.  Who can buy class B shares that I offer to sell?

     A: Only certain people are eligible to buy class B shares offered for sale. Those people include certain types of employee benefit plans, other active employees, Matex Inc. (which is one of the Grant family shareholders) and us. This is designed so that class B shares (with 10 votes per share) continue to be held by our employees and the Grant family. It is a key part of preserving our heritage of family and employee-control of our company for future generations.

Q3.  At what price can I sell my class B shares?

     A: The price will be the closing price of the class A shares on the New York Stock Exchange on the date Wachovia receives your voluntary transfer/conversion notice. You may, if you wish, indicate a minimum price. If you do, your notice will be deemed "received" at the close of business on the day on which the closing price of the class A shares on the New York

Stock Exchange equals or exceeds your indicated minimum price. At that point, Wachovia will try to match your offer to sell with any offers to purchase that it has received from eligible purchasers.

Q4.  Can I use my class B shares as collateral?

     A: Yes, if your lender agrees to accept the class B shares as collateral and you give Wachovia notice of the pledge of the shares.

Q5.  What happens to my class B shares if I die?

     A: Upon death, class B shares owned by you will automatically be converted into class A shares (even during the public sale restriction periods) on the 120th day following the date of death, unless before that date your beneficiary or estate offers them for sale in the B market. This 120-day period is to allow your beneficiaries or estate adequate time to offer your shares for sale to eligible B market purchasers.

Q6. If my spouse owns class B shares, can they be transferred to me if my spouse dies?

     A: No. Upon death of a class B shareholder, the class B shares will either automatically be converted into class A shares on the 120th day following death, or the shareholder's beneficiary or estate can offer to sell them in the B market. Once the class B shares are converted into class A shares, you can choose to hold the class A shares or sell them into the public market.

Q7. What happens to my class B shares if my employment is terminated or I retire?

     A: Nothing. Unlike what is required under JESTA, no "option event" and requirement to offer to sell your class B shares is triggered if your employment terminates or you retire. During your lifetime, you may continue to hold these high-vote shares. The public sale restriction periods will continue to apply.

Q8.  Can I buy more class B shares? Who else can buy?

     A: As long as you are an active employee of Journal Communications, Inc. or one of our subsidiaries, you are eligible to buy more class B shares. So, even if you are a new employee or an employee that never held JESTA units, you are eligible to buy in the B market. In addition to our active employees, other eligible purchasers of class B shares include certain types of employee benefit plans, Matex Inc. (which is one of the Grant family shareholders) and us.

Q9.  How do I buy more class B shares?

     A: You offer to purchase by submitting a form called a "purchase order" to Wachovia. Wachovia will then enter your purchase order on a buyer list. That list will contain information regarding each active purchase order.

     In addition to a purchase order, you must submit to Wachovia a cashier's check or money order, funds via wire transfer sufficient to pay the purchase price, or other documentation sufficient to evidence immediate access to funds (which will include an irrevocable letter of credit).

     Wachovia will then try to "match" your purchase order with offers to sell that have been submitted by other class B shareholders. Wachovia will give priority to purchase orders submitted by various categories of eligible purchasers. First, Wachovia will fill purchase orders submitted by our employee benefit plans; second, purchase orders submitted by active employees (in the order received by Wachovia); third, purchase orders submitted by Matex; and fourth, purchase orders submitted by us. This means that, if one of our employee benefit plans has submitted a purchase order, then it will have priority over your purchase orders to purchase shares offered for sale. This also means that the earliest entered purchase orders submitted by our employees have priority over those from employees entered at a later time.

Q10. What is the price at which I can buy more class B shares?

     A: The price will be the closing price of the class A shares on the New York Stock Exchange on the date Wachovia receives the voluntary transfer/conversion notice that is matched with your purchase order. If you indicate a maximum price you will pay, then Wachovia will not attempt to match your purchase order until the close of business on the day on which the closing price of the class A shares on the New York Stock Exchange equals or is less than your indicated maximum price. At that point, Wachovia will look to match your offer to purchase with any offer to sell that it has received from class B shareholders.

Q11. How do I convert my class B shares into class A shares?

     A: First, you must submit a voluntary transfer/conversion notice to Wachovia, indicating the number of class B shares that you wish to convert into class A shares. This constitutes an "option event" under our articles of incorporation, and Wachovia will follow the same offer and sale procedures discussed above under Questions 1 and 9 . You will be deemed to have offered to sell your shares to eligible purchasers on the B market buyer list, even though you only requested a conversion of your class B shares into class A shares. If a sale does not occur within three business days after Wachovia receives your voluntary transfer/conversion notice, then, assuming the applicable public sale restriction period has expired, your class B shares will be converted into class A shares on a one-for-one basis. (There are no conversions during the public sale restriction periods except in the case of the death of a shareholder.)

Q12. So if I want to convert my class B shares to class A shares, my class B shares might be sold instead?

     A: Yes. Submission of a voluntary transfer/conversion notice is an "option event" under our articles of incorporation, whether it is submitted to sell shares or to convert shares. That means that your class B shares may be sold to eligible purchasers even though you requested that they be converted to class A shares. Having B shares transferred to other eligible B holders promotes ownership of the high-vote B shares by our employee-owners, so if an eligible purchaser is willing to buy, the shares continue to be held by an employee. Unlike under

JESTA, however, if there is no ready eligible buyer, you will be able to convert your class B shares to class A shares and sell them in the public market (after expiration of the applicable public sale restriction period).

Q13. Is there a cost to sell or convert my class B shares?

     A: On a sale of class B shares, the selling shareholder will pay a small administrative fee (currently $10 per transaction) to Wachovia. There is no cost to convert class B shares into class A shares.

Q14. What happens if I submit a voluntary transfer/conversion notice, indicating that I want to convert my shares, before expiration of the applicable public sale restriction period?

     A: Except in the event of death, your class B shares cannot be converted before expiration of the applicable public sale restriction period. This means that, if you submit a voluntary transfer/conversion notice indicating that you want to convert your class B shares, but the applicable public sale restriction period has not yet expired, your class B shares will nevertheless be offered for sale pursuant to the offer procedures, and if they are not sold, they will remain class B shares held by you.


     This is only a summary of the provisions of the B market. Further information about class B shares and the B market are contained in the Joint Proxy Statement/Prospectus, dated July 28, 2003, and Annex D to that document, which is the Articles of Incorporation of The Journal Company. We encourage you to read those documents in their entirety. Additional details about when B market transactions will begin to be processed, how to contact Wachovia and how to obtain forms for buying or selling will be provided at a later date.


     Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "Journal Co". As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

     More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA are and will be set forth in appropriate filings that have been and will be made with the SEC, including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

                                      *****

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "Journal Co". As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA are and will be set forth in appropriate filings that have been and will be made with the SEC, including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.